

ACCREDITED INVESTOR VERIFICATION ADDENDUM TO SOFTWARE AND SERVICES LICENSE AGREEMENT

This Accredited Investor Verification Services Addendum to Software and Services License Agreement (including any exhibit referenced herein, collectively, this "Addendum") made and effective as of the Effective Date, contains the terms and conditions upon which NCIT will make available to Licensee through its wholly-owned subsidiary, North Capital Private Securities Corporation ("NCPS", and together with NCIT, as applicable, "North Capital"), the Accredited Investor Verification Services (as defined below). NCPS shall be a third party beneficiary to this Addendum.

NCIT and Licensee are parties to a certain Software and Services License Agreement, which contains the terms and conditions upon which NCIT has granted to Licensee a revocable, non-exclusive, non-transferable and non-sublicensable license to use certain software, computer programs, business processes, integrated services and documentation as more particularly described therein, and to which this Addendum is incorporated therein by this reference and made a part thereof with respect to the Accredited Investor Verification Services (as may be amended or restated from time to time and including this Addendum and any other outstanding addendums for the Services, collectively, the "Agreement"). Capitalized terms used in this Addendum and not otherwise defined shall have the meanings set forth in the Agreement.

1. Additional Definitions. When used in this Addendum, the following terms shall have the respective meanings indicated, such meanings to be applicable to both the singular and plural forms of the terms defined:

"Accredited Investor Verification Fees" has the meaning set forth in Exhibit A.

"Accredited Investor Verification Services" means information review services performed by NCPS as a U.S. registered broker-dealer through NCIT's technology to verify whether certain potential investors or other participants ("Applicant") are: (i) "accredited investors" within the meaning of Rule 501(a) of Regulation D of the U.S. Securities Act of 1933, as amended ("Securities Act"); (ii) "qualified purchasers" within the meaning of Section 2(a)(51) of the Investment Company Act of 1940, as amended; or (iii) "qualified institutional buyers" within the meaning of Rule 144A of the Securities Act, as such services are requested of North Capital by or on behalf of Licensee or an Authorized User, such services to constitute "Services" as defined in the Agreement.

"Addendum" has the meaning set forth in the preamble.

"Addendum Term" has the meaning set forth in Section 5.1.

"Agreement" has the meaning set forth in the preamble.

"NCPS" has the meaning set forth in the preamble.

"North Capital" has the meaning set forth in the preamble.

"Third Party Services" has the meaning set forth in Section 8.

2. Accredited Investor Verification Services.

2.1 During the Addendum Term, North Capital shall, or shall cause its designated representatives and agents to, complete the Accredited Investor Verification Services with respect to an Applicant within three business days of notice and receipt of all authorizations, information, records and data and in the form required for North Capital to perform the Accredited Investor Verification Services with respect to such Applicant.

2.2 Licensee authorizes and directs North Capital and its designated representatives and agents to: (a) conduct the Accredited Investor Verification Services; and (b) disclose, use and retain any authorizations, information, records and data received in connection with this Addendum as required or advisable to provide the Accredited Investor Verification Services or otherwise to comply with Law.

2.3 All Services are subject to the Privacy Policy and Terms of Use. THE ACCREDITED INVESTOR VERIFICATION SERVICES ARE BEING PROVIDED "AS IS" AND NORTH CAPITAL HEREBY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHER.

3. Licensee Responsibilities. Licensee shall provide to North Capital all authorizations, information, records and data and in the form required for North Capital to perform the Services. Licensee is solely responsible for the security of any data on Licensee's website, Licensee's servers, in Licensee's possession or that Licensee is otherwise authorized to access or handle, including, without limitation, data of Applicants. Notwithstanding, in North Capital's sole discretion, North Capital may take any action to maintain the integrity and security of the Accredited Investor Verification Services, or to prevent harm to Licensee, North Capital, Authorized Users or others. Licensee waives any right to any claim against North Capital for losses Licensee may incur that may result from such action or inaction with respect thereto. Licensee is solely responsible for any relationship with Authorized Users and Applicants, including in connection with the Accredited Investor Verification Services.

4. Accredited Investor Verification Fees; Payments.

4.1 Licensee shall pay NCIT the Accredited Investor Verification Fees in accordance with Section 8 of the Agreement as amended by this Section 4.1. Section 8.2 (Fee Increases) of the Agreement shall apply to the Accredited Investor Verification Fees. North Capital may update the Accredited Investor Verification Fees from time to time as set forth therein.

4.2 Licensee is solely responsible for determining what taxes, if any, apply to the use of the Accredited Investor Verification Services and for assessing, collecting, reporting and remitting applicable taxes as required by Law.

5. Addendum Term and Termination.

5.1 The term of this Addendum commences as of the Effective Date and will continue in effect until terminated as set forth in



Section 5.2 below (the "Addendum Term"). The termination of the Agreement shall constitute a termination of this Addendum (unless otherwise agreed by the parties).

5.2   This Addendum may be terminated by either party as set forth in Section 10.3 of the Agreement. In addition, North Capital may suspend the Accredited Investor Verification Services or terminate this Addendum at any time for any or no reason by providing Licensee with written notice, including, without limitation, if (a) Licensee uses the Accredited Investor Verification Services in a prohibited manner or otherwise does not comply with any of the provisions of this Addendum; (b) any Law requires North Capital to do so; or (c) North Capital is otherwise entitled to do so under this Addendum.

5.3   This Section 5.3 is in addition to the effects of expiration or termination of the Agreement pursuant to Section 10.4 of the Agreement. The termination of this Addendum shall not relieve Licensee of its obligations arising from or relating to activities in connection with its use of the Accredited Investor Verification Services prior to such termination or to pay any amounts, fees or expenses. Upon termination of this Addendum: (a) Licensee shall immediately remove all North Capital from Licensee's website in connection with the Accredited Investor Verification Services; (b) if the Addendum is terminated by North Capital for breach of this Addendum, at North Capital's election North Capital may terminate the Agreement; (c) North Capital reserves the right (but has no obligation) to delete all of Licensee Data stored on North Capital's or its affiliates' servers; (d) North Capital will not be liable to Licensee for compensation, reimbursement or damages related to use of the Accredited Investor Verification Services, or any termination or suspension of the Accredited Investor Verification Services or handling of Licensee Data; (e) Licensee shall pay or cause to be paid such amounts then due and payable, together with all previously accrued but not yet paid amounts as provided in Section 4, Exhibit A or otherwise, on receipt of North Capital's invoice therefor; and (f) Licensee shall remain liable and responsible with respect to representations, warranties or covenants (including, without limitation, any amounts payable) occurring prior to the date of such termination, whether or not claims relating to such representations, warranties or covenants shall have been made before or after such termination.

5.4   The provisions set forth in the following sections, and any other rights or obligations of the parties in this Addendum that, by their nature, should survive termination or expiration of this Addendum, shall survive any expiration or termination of this Addendum (including, without limitation, Section 4 (Accredited Investor Verification Fees; Payments), this Section 5 and Section 7 (Additional Licensee Indemnification)).

6.   Representations and Warranties. In addition to the representations, warranties and covenants in the Agreement and in other sections of this Addendum, Licensee further represents, warrants and covenants to North Capital as of the Effective Date and at all times during the Addendum Term, as follows:

(a) Licensee shall, and shall cause each Authorized User to, be bound by and comply with this Addendum, as applicable to the use of the Accredited Investor Verification Services; (b) Licensee shall be liable for any breach of this Addendum, and any misuse or unauthorized use of the Accredited Investor Verification Services; (c) Licensee shall conduct its business as it relates to this Addendum, including, without limitation, the access to and use of the Accredited Investor Verification Services, in compliance with this Addendum and all Law (including, without limitation, transactions involving securities, privacy and handling of data), and has obtained and maintains all licenses, registrations, approvals and consents as are necessary or advisable to conduct such business; (g) all information provided to North Capital shall be true, correct and complete and North Capital shall (i) be entitled to rely upon and assume the accuracy and completeness of all such information without independent investigation, and (ii) not be responsible or otherwise liable for verifying the adequacy, accuracy or completeness thereof for any purpose; (h) Licensee's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Licensee uses the Accredited Investor Verification Services; and (i) Licensee shall promptly notify North Capital if any representation, warranty or covenant ceases to be true, correct, accurate and complete and shall thereafter discontinue use of the Accredited Investor Verification Services.

7.   Additional Licensee Indemnification. In addition to Licensee's and its affiliates' joint and several obligation to indemnify, defend and hold harmless North Capital Indemnitees as set forth in Section 12.2 of the Agreement, Licensee shall and shall cause its affiliates, jointly and severally, to indemnify, defend and hold harmless the North Capital Indemnitees from and against any and all Losses incurred by such North Capital Indemnitees in connection with any Action that arises out of or relates to this Addendum, including, without limitation, Licensee's or an Authorized User's violation of this Addendum or Law, use of the Accredited Investor Verification Services or handling of Licensee Data.

8.   Third Party Services. North Capital may reference or provide access to third party services, products and promotions that utilize, integrate or provide ancillary services to the Services ("Third Party Services"). These Third Party Services are provided for Licensee convenience only and do not constitute North Capital's approval, endorsement or recommendation of any such Third Party Services. Licensee's access and use of any Third Party Service is based on Licensee's own evaluation and at Licensee's own risk. If Licensee decides to use a Third Party Service, Licensee will be responsible for reviewing, understanding and accepting the terms and conditions associated with such use. North Capital expressly disclaims all responsibility and liability for Licensee use of any Third Party Service. Licensee use of a Third Party Service is



subject to that Third Party Service's own terms of use and privacy policies.

9.   Ratification; Incorporation by Reference. The parties ratify and affirm each of the terms and provisions of the Agreement, as added to by this Addendum, which shall remain in full force and effect. Except for the addition of this Addendum, and the provisions set forth herein, to the Agreement and definition thereof, this Addendum shall not constitute a modification, acceptance or waiver of the Agreement, any provision thereof or any rights or claims thereunder. Reference to "Agreement" in the Agreement shall as of the Effective Date include this Addendum and the various provisions apply hereto and are incorporated herein by reference (including, without limitation, notices, disclaimers of warranties, indemnification, limitations of liability, governing law and jurisdiction, etc.).

10. Conflict. With respect to the Accredited Investor Verification Services, in the event of a conflict between any provisions of the Agreement and any provisions of this Addendum, such provision of this Addendum shall control.

11. Entirety. The Agreement, including this Addendum and any other outstanding addendums for the Services, constitutes the sole and entire agreement between the parties with respect to the subject matter of the Agreement (including this Addendum and any other outstanding addendums for the Services) and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the parties relating to the subject matter of the Agreement (including this Addendum and any other outstanding addendums for the Services).

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EXHIBIT A – ACCREDITED INVESTOR VERIFICATION FEES AND EXPENSES

Licensee shall pay or cause to be paid or reimburse or cause to be reimbursed to NCIT all amounts, fees and expenses as incurred by North Capital or its affiliates in providing the Accredited Investor Verification Services (collectively, "Accredited Investor Verification Fees"), as are invoiced by NCIT or by means otherwise provided in Section 4 or this Exhibit A, including, without limitation, the following:

Activity	Applicable Fee
Review fee:	$25.00 per review of an Applicant*

*Review fee based on North Capital's receipt of all authorizations, information, records and data and in the form required for North Capital to perform the Accredited Investor Verification Services with respect to such Applicant; NCIT reserves the right to charge an additional review fee upon notice to Licensee in the event an Applicant's authorizations, information, records or data are insufficient in form or substance requiring North Capital's additional review and performance of Accredited Investor Verification Services.

NCIT may increase the amounts set forth in this Exhibit A by providing written notice to Licensee such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent. Licensee may terminate this Addendum upon providing written notice to North Capital pursuant to Section 15.3 of the Agreement.

All such fees are non-refundable regardless of the determination of an Applicant's accreditation status and may be charged by NCIT using the payment information on file with North Capital or otherwise invoiced.

ALL SALES ARE FINAL; NO REFUNDS OR EXCHANGES REGARDLESS OF RESULTS.